                                                                   Exhibit 99.2

                           SWISS HELVETIA FUND, INC.

   The following are the resolutions unanimously adopted by the members of the Board of Directors of the Fund (including those who are not "interested persons" of the Fund as defined in the 1940 Act) at a meeting held on the 6/th/ day of December, 2007:

Approval of Renewal of Fidelity Insurance Policy

   RESOLVED, that it is the determination of the Board of Directors (the "Board") of The Swiss Helvetia Fund, Inc. (the "Fund") that the Fidelity Bond (the "Bond") issued by ICI Mutual Insurance Company effective November 1, 2007 through October 31, 2008 in the amount of $900,000 is reasonable and is in the best interests of the Fund; and be it further

   RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized and directed to prepare, execute and file such supplements to the Bond and to pay all premiums and make such filings as may be necessary to maintain or increase the current amount of fidelity bond coverage in accordance with the Investment Company Act of 1940, as amended, (the "Act"), and the rules thereunder; and be it further

   RESOLVED that the appropriate officers of the Fund be, and each hereby is, authorized and directed to make the filings and provide the notices required by Rule 17g-1(g) of the Act.